Orange and Rockland Utilities, Inc. and Subsidiaries

Exhibit 12.3

Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

	For the Six Months Ended June 30, 2004	For the Twelve Months Ended December 31, 2003	For the Six Months Ended June 30, 2003
Earnings
Net Income	$20,458	$45,465	$19,423
Federal Income & State Tax	12,796	33,604	14,667

Total Earnings Before Federal and State Income Tax	33,254	79,069	34,090
Fixed Charges*	10,371	22,608	11,731

Total Earnings Before Federal and State Income Tax and Fixed Charges	$43,625	$101,677	$45,821

* Fixed Charges
Interest on Long-Term Debt	$8,974	$18,414	$9,342
Amortization of Debt Discount, Premium and Expense	417	859	442
Interest Component of Rentals	743	1,822	1,058
Other Interest	237	1,513	889

Total Fixed Charges	$10,371	$22,608	$11,731

Ratio of Earnings to Fixed Charges	4.2	4.5	3.9